

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2010

Andrew Marsh
Chief Executive Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, New York 12110

> **Re:** **Plug Power Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-34392**

Dear Mr. Marsh:

We have completed our limited review of your filing and have no further comments at this time. If you have any questions, please contact Mary Beth Breslin at (202) 551-3625 or Jay Mumford at (202) 551-3637.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert P. Whalen, Jr., Esq., Goodwin Procter LLP